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DEC 05 2011

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JCRA Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Penn Plaza, 19th floor
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Kloehn 1-201-604-2427
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanjay Singla, KBL LLP
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th floor (Address) New York (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Kloehn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JCRA Financial LLC, as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. OLDMIXON
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 24, 2015

JCRA Financial LLC

Financial Statements and
Supplementary Information

For the Years Ended September 30, 2011 and 2010

JCRA Financial LLC

Financial Statements
and Supplementary Information

For the Years Ended September 30, 2011 and 2010

CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Members of JCRA
Financial LLC

We have audited the accompanying statement of financial condition of JCRA Financial LLC (the "Company") as of September 30, 2011 and the related statements of operations, changes in members' equity and cash flows for the year ended September 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of JCRA Financial LLC as of September 30, 2010, were audited by other auditors whose report, dated November 30, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JCRA Financial LLC as of September 30, 2011 and the results of its operations and its cash flows for the year ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
November 1, 2011

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

JCRA Financial LLC
Statement of Financial Condition

	September 30, 2011	September 30, 2010
Assets		
Cash	$ 262,081	$ 109,744
Accounts receivable	213,274	133,350
Prepaid assets and other	43,637	18,845
Computer equipment, net of accumulated depreciation of $4,132 and $2,000	3,348	2,888
Total Assets	$ 522,340	$ 264,827
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 90,066	$ 52,135
Accounts payable to related parties	2,258	15,165
Total Liabilities	92,324	67,300
Commitments and contingencies	-	-
Members' equity		
Contributed capital	932,000	932,000
Accumulated deficit	(501,984)	(734,473)
Total members' equity	430,016	197,527
Total liabilities and members' equity	$ 522,340	$ 264,827

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Operations

	For the Year Ended September 30, 2011	For the Year Ended September 30, 2010
Revenue		
Advisory services	$ 935,738	$ 291,815
Interest income	345	807
	936,083	292,622
Expenses		
Salaries and benefits	496,183	489,025
Office and general	92,814	45,225
Sales and marketing	32,357	27,524
Legal, professional, audit and accounting	47,149	22,650
Regulatory fees and expenses	800	2,917
Insurance	29,754	7,546
Interest payable	196	167
Other	4,341	1,075
Total expenses	703,594	596,129
Profit (loss) before income taxes	232,489	(303,507)
Provision for income taxes	-	-
Net profit (loss)	$ 232,489	$ (303,507)

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Changes in Members' Equity
For the Years Ended September 30, 2011 and 2010

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balances, September 30, 2009	$ 572,000	$ (430,966)	$ 141,034
Contributed capital	360,000		360,000
Net loss		(303,507)	(303,507)
Balances, September 30, 2010	932,000	(734,473)	197,527
Contributed capital	-		-
Net profit		232,489	232,489
Balances, September 30, 2011	$ 932,000	$ (501,984)	$ 430,016

See accompanying notes to financial statements

JCRA Financial LLC
Statements of Cash Flows

	For the year ended September 30, 2011	For the year ended September 30, 2010
Cash flows from operating activities		
Net profit (loss)	$ 232,489	$ (303,507)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:		
Depreciation	2,132	1,347
(Increase) decrease in operating activities		
Accounts receivable	(79,924)	(133,350)
Prepaid assets and other	(24,792)	(18,845)
Accounts payable and accrued expenses	37,931	(1,585)
Accounts payable to related parties	(12,907)	8,310
Net cash provided by (used in) operating activities	154,929	(447,630)
Cash flows from investing activities:		
Computer equipment additions	(2,592)	(2,695)
Cash flows from financing activities:		
Capital contributions	-	360,000
Net change in cash	152,337	(90,325)
Cash, beginning of year	109,744	200,069
Cash, end of year	$ 262,081	$ 109,744
Supplemental Disclosure of Cash Flow Information		
Cash paid for:		
Interest	$ 196	$ 167
Income taxes	$ 250	$ 450

See accompanying notes to financial statements

JCRA Financial LLC
Notes to Financial Statements

Note 1 - Organization and Operations

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a majority-owned subsidiary of J.C. Rathbone Holdings Limited (the "Parent") a company resident in England. J.C. Rathbone Holdings Limited's primary UK operating company, J.C. Rathbone Associates Limited, is regulated by the UK's Financial Services Authority ("FSA").

The Company provides strategic advisory services regarding business operations and investment banking transactional services including structured finance advisory services and pricing execution. To date, the Company has not recognized any transaction based compensation (i.e. commissions) or performed services relating to any principal trading activity.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Cash

Cash consists of amounts denominated in US dollars. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. At September 30, 2011 and 2010 amounts held in cash accounts did not exceed federally insured limits.

Foreign Exchange

The Company has determined that the functional currency for the Company is the US dollar. Therefore, the Company translates foreign currency amounts at the exchange rate at the end of the period with the resulting gain or loss on foreign currency included in the statement of operations as "Other".

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal and state tax purposes. New York City taxes limited liability companies at the entity level, however, because the Company has a net loss carryover, no material amount of tax is deemed to be due. All taxes reflected on the Statement of Operations relate to state and local business taxes. Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company for 2010 and 2009 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed.

Depreciation

All computer equipment is being depreciated on a straight-line basis over its estimated useful lives.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for doubtful accounts at September 30, 2011 and 2010 is required.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2011, the Company had net capital of $169,757, which was $163,602 in excess of the FINRA minimum net capital requirement.

Note 4 - Concentration of Customer Revenues

For the year ended September 30, 2011 five customers accounted for 77% of the Company's revenue. These customers accounted for 100% of accounts receivable as of September 30, 2011. For the year ended September 30, 2010 three customers accounted for 70% of the Company's revenue. These customers accounted for 100% of accounts receivable as of September 30, 2011 and 2010. Major customers are those that account for more than 10% of revenue.

JCRA Financial LLC
Notes to Financial Statements

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses such as insurance, etc., on behalf of the Company for which the Parent is reimbursed. Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides pricing and consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses and they have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition.

In the ordinary course of business the Company's employees may incur expenditures relating to services performed for the Company. These amounts are reimbursed through payroll. As of September 30, 2011 and 2010, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $2,258 and $15,165 as of September 30, 2011 and 2010, respectively.

Note 6 - Commitments and Contingencies

Employment Agreements

The Company has employment agreements with 2 of its executives, with no specified term. These agreements provide for a base salary and general medical and dental benefits.

Operating Leases

The Company has leased office space under a series of three separate lease agreements. Two of these agreements expired on December 31, 2010 and July 31, 2011. The Company have one lease agreement and have only had one lease agreement in effect at any given time.

On March 1, 2011 the Company entered into a lease for its current office space under a single lease agreement. This agreement expires on the February 29, 2012, and requires a monthly rent payment of approximately $3,942.

Note 7 - Subsequent Events

The Company has evaluated events through the date that these financial statements were available to be issued.

JCRA Financial LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
September 30, 2011

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See Independent Auditors' Report.

JCRA Financial LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended September 30, 2011

COMPUTATION OF NET CAPITAL		
Members' equity		$430,016
Less non-allowable assets:		
Accounts receivable, net	213,274	
Prepaid assets and other	43,637	
Computer equipment, net	3,348	
		260,259
Net capital		$169,757
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	90,066	
Accounts payable to related parties	2,258	
Total aggregate indebtedness		$92,324
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		6,155
(b) Minimum net capital required of broker dealer		5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 6,155
EXCESS NET CAPITAL		$ 163,602
EXCESS NET CAPITAL AT 1,000% (Net Capital - 10% of Aggregate Indebtedness)		$ 160,525
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.54 to 1

See Independent Auditors' Report

JCRA Financial LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)
September 30, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of September 30, 2011)

NET CAPITAL - As reported in the Company's Part IIA (unaudited) FOCUS report	$ 169,757
AUDIT ADJUSTMENTS	--
NET CAPITAL - September 30, 2011 (audited)	$ 169,757

There are no material differences between the Company's computation of net capital and the focus filing.

See Independent Auditors' Report.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
JCRA Financial LLC

In planning and performing our audit of the financial statements of JCRA Financial LLC (the "Company") as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
November 1, 2011

JCRA Financial LLC
Supplemental SIPC Report
For The Year Ended
September 30, 2011

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Members of
JCRA Financial LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of JCRA Financial LLC for the year ended September 30, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period October 1, 2010 to September 30, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of JCRA Financial LLC taken as a whole.

KBL, LLP

KBL, LLP
New York, NY

November 1, 2011

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

JCRA Financial LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended September 30, 2011
Schedule Of Assessment Payments

General Assessment		$ --
Less Payments Made:		
Date Paid	Amount	
04/29/11	$ 150	
Prior Year Overpayment	$300	
		450
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 0

See Independent Auditors' Report.

JCRA Financial LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended September 30, 2011

Total revenue	$ 936,083
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance Paid to other SIPC members in connection with Securities transactions	-
Other	
Derivatives consulting revenue	935,738
Interest income	345
Total deductions	$ 936,083
SIPC NET OPERATING REVENUES	$ --
GENERAL ASSESSMENT @ .0025	$ --

See Independent Auditors' Report.

JCRA Financial LLC

Financial Statements and
Supplementary Information

For the Years Ended September 30, 2011 and 2010

JCRA Financial LLC

Financial Statements
and Supplementary Information

For the Years Ended September 30, 2011 and 2010

CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Members of JCRA
Financial LLC

We have audited the accompanying statement of financial condition of JCRA Financial LLC (the "Company") as of September 30, 2011 and the related statements of operations, changes in members' equity and cash flows for the year ended September 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of JCRA Financial LLC as of September 30, 2010, were audited by other auditors whose report, dated November 30, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JCRA Financial LLC as of September 30, 2011 and the results of its operations and its cash flows for the year ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
November 1, 2011

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

JCRA Financial LLC
Statement of Financial Condition

	September 30, 2011	September 30, 2010
Assets		
Cash	$ 262,081	$ 109,744
Accounts receivable	213,274	133,350
Prepaid assets and other	43,637	18,845
Computer equipment, net of accumulated depreciation of $4,132 and $2,000	3,348	2,888
Total Assets	$ 522,340	$ 264,827
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 90,066	$ 52,135
Accounts payable to related parties	2,258	15,165
Total Liabilities	92,324	67,300
Commitments and contingencies	-	-
Members' equity		
Contributed capital	932,000	932,000
Accumulated deficit	(501,984)	(734,473)
Total members' equity	430,016	197,527
Total liabilities and members' equity	$ 522,340	$ 264,827

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Operations

	For the Year Ended September 30, 2011	For the Year Ended September 30, 2010
Revenue		
Advisory services	$ 935,738	$ 291,815
Interest income	345	807
	936,083	292,622
Expenses		
Salaries and benefits	496,183	489,025
Office and general	92,814	45,225
Sales and marketing	32,357	27,524
Legal, professional, audit and accounting	47,149	22,650
Regulatory fees and expenses	800	2,917
Insurance	29,754	7,546
Interest payable	196	167
Other	4,341	1,075
Total expenses	703,594	596,129
Profit (loss) before income taxes	232,489	(303,507)
Provision for income taxes	-	-
Net profit (loss)	$ 232,489	$ (303,507)

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Changes in Members' Equity
For the Years Ended September 30, 2011 and 2010

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balances, September 30, 2009	$ 572,000	$ (430,966)	$ 141,034
Contributed capital	360,000		360,000
Net loss		(303,507)	(303,507)
Balances, September 30, 2010	932,000	(734,473)	197,527
Contributed capital	-		-
Net profit		232,489	232,489
Balances, September 30, 2011	$ 932,000	$ (501,984)	$ 430,016

See accompanying notes to financial statements

JCRA Financial LLC
Statements of Cash Flows

	For the year ended September 30, 2011	For the year ended September 30, 2010
Cash flows from operating activities		
Net profit (loss)	$ 232,489	$ (303,507)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:		
Depreciation	2,132	1,347
(Increase) decrease in operating activities		
Accounts receivable	(79,924)	(133,350)
Prepaid assets and other	(24,792)	(18,845)
Accounts payable and accrued expenses	37,931	(1,585)
Accounts payable to related parties	(12,907)	8,310
Net cash provided by (used in) operating activities	154,929	(447,630)
Cash flows from investing activities:		
Computer equipment additions	(2,592)	(2,695)
Cash flows from financing activities:		
Capital contributions	-	360,000
Net change in cash	152,337	(90,325)
Cash, beginning of year	109,744	200,069
Cash, end of year	$ 262,081	$ 109,744
Supplemental Disclosure of Cash Flow Information		
Cash paid for:		
Interest	$ 196	$ 167
Income taxes	$ 250	$ 450

See accompanying notes to financial statements

JCRA Financial LLC
Notes to Financial Statements

Note 1 - Organization and Operations

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a majority-owned subsidiary of J.C. Rathbone Holdings Limited (the "Parent") a company resident in England. J.C. Rathbone Holdings Limited's primary UK operating company, J.C. Rathbone Associates Limited, is regulated by the UK's Financial Services Authority ("FSA").

The Company provides strategic advisory services regarding business operations and investment banking transactional services including structured finance advisory services and pricing execution. To date, the Company has not recognized any transaction based compensation (i.e. commissions) or performed services relating to any principal trading activity.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Cash

Cash consists of amounts denominated in US dollars. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. At September 30, 2011 and 2010 amounts held in cash accounts did not exceed federally insured limits.

Foreign Exchange

The Company has determined that the functional currency for the Company is the US dollar. Therefore, the Company translates foreign currency amounts at the exchange rate at the end of the period with the resulting gain or loss on foreign currency included in the statement of operations as "Other".

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal and state tax purposes. New York City taxes limited liability companies at the entity level, however, because the Company has a net loss carryover, no material amount of tax is deemed to be due. All taxes reflected on the Statement of Operations relate to state and local business taxes. Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company for 2010 and 2009 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

JCRA Financial LLC
Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed.

Depreciation

All computer equipment is being depreciated on a straight-line basis over its estimated useful lives.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for doubtful accounts at September 30, 2011 and 2010 is required.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2011, the Company had net capital of $169,757, which was $163,602 in excess of the FINRA minimum net capital requirement.

Note 4 - Concentration of Customer Revenues

For the year ended September 30, 2011 five customers accounted for 77% of the Company's revenue. These customers accounted for 100% of accounts receivable as of September 30, 2011. For the year ended September 30, 2010 three customers accounted for 70% of the Company's revenue. These customers accounted for 100% of accounts receivable as of September 30, 2011 and 2010. Major customers are those that account for more than 10% of revenue.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses such as insurance, etc., on behalf of the Company for which the Parent is reimbursed. Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides pricing and consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses and they have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition.

In the ordinary course of business the Company's employees may incur expenditures relating to services performed for the Company. These amounts are reimbursed through payroll. As of September 30, 2011 and 2010, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $2,258 and $15,165 as of September 30, 2011 and 2010, respectively.

Note 6 - Commitments and Contingencies

Employment Agreements

The Company has employment agreements with 2 of its executives, with no specified term. These agreements provide for a base salary and general medical and dental benefits.

Operating Leases

The Company has leased office space under a series of three separate lease agreements. Two of these agreements expired on December 31, 2010 and July 31, 2011. The Company have one lease agreement and have only had one lease agreement in effect at any given time.

On March 1, 2011 the Company entered into a lease for its current office space under a single lease agreement. This agreement expires on the February 29, 2012, and requires a monthly rent payment of approximately $3,942.

Note 7 - Subsequent Events

The Company has evaluated events through the date that these financial statements were available to be issued.

JCRA Financial LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
September 30, 2011

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See Independent Auditors' Report.

JCRA Financial LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended September 30, 2011

COMPUTATION OF NET CAPITAL		
Members' equity		$430,016
Less non-allowable assets:		
Accounts receivable, net	213,274	
Prepaid assets and other	43,637	
Computer equipment, net	3,348	
		260,259
Net capital		$169,757
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	90,066	
Accounts payable to related parties	2,258	
Total aggregate indebtedness		$92,324
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		6,155
(b) Minimum net capital required of broker dealer		5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 6,155
EXCESS NET CAPITAL		$ 163,602
EXCESS NET CAPITAL AT 1,000% (Net Capital - 10% of Aggregate Indebtedness)		$ 160,525
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.54 to 1

JCRA Financial LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)
September 30, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of September 30, 2011)

NET CAPITAL - As reported in the Company's Part IIA (unaudited) FOCUS report	$ 169,757
AUDIT ADJUSTMENTS	--
NET CAPITAL - September 30, 2011 (audited)	$ 169,757

There are no material differences between the Company's computation of net capital and the focus filing.

See Independent Auditors' Report.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
JCRA Financial LLC

In planning and performing our audit of the financial statements of JCRA Financial LLC (the "Company") as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
November 1, 2011

JCRA Financial LLC
Supplemental SIPC Report
For The Year Ended
September 30, 2011

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Members of
JCRA Financial LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of JCRA Financial LLC for the year ended September 30, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period October 1, 2010 to September 30, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of JCRA Financial LLC taken as a whole.

KBL, LLP

KBL, LLP
New York, NY

November 1, 2011

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

JCRA Financial LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended September 30, 2011
Schedule Of Assessment Payments

General Assessment		$ --
Less Payments Made:		
Date Paid	Amount	
04/29/11	$ 150	
Prior Year Overpayment	$300	
		450
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 0

See Independent Auditors' Report.

JCRA Financial LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended September 30, 2011

Total revenue	$ 936,083
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance Paid to other SIPC members in connection with Securities transactions	-
Other	
Derivatives consulting revenue	935,738
Interest income	345
Total deductions	$ 936,083
SIPC NET OPERATING REVENUES	$ --
GENERAL ASSESSMENT @ .0025	$ --

See Independent Auditors' Report.